EXHIBIT 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE
Contact:	Yvonne “Rie” Atkinson
410-768-8857 (office)
ratkinson@bogb.net

GLEN BURNIE BANCORP RELEASES 1Q 2009 EARNINGS

GLEN BURNIE, MD (April 28, 2009) – Glen Burnie Bancorp (NASDAQ: GLBZ), parent company of The Bank of Glen Burnie, today announced results for the first quarter.

The company realized net income of $455,000 or $0.16 basic earnings per share in the quarter ended March 31, 2009 as compared to net income of $536,000 or $0.18 basic earnings per share for the same period in 2008.

Net interest income after provisions for credit losses in the first quarter was $2,715,000 as compared to $2,810,000 in 2008.  Total assets were $346,100,000 as of March 31, 2009 compared to $332,502,000 at December 31, 2008.   Deposits were $287,433,000 as of March 31, 2009 compared to $269,768,000 at December 31, 2008.

“We are approaching the bank’s 60th anniversary of being a community bank offering traditional banking products.   It has been the discipline and commitment to stay the course with traditional banking which has allowed us to continue to be profitable, pay dividends, and service our customer’s borrowing needs and not need TARP funds.” said Michael G. Livingston, President and Chief Executive Officer.

On April 8, 2009 Glen Burnie Bancorp paid a regular dividend of ten cents ($0.10) per share of common stock to shareholders of record at the close of business on March 26, 2009 marking the company’s 67th consecutive dividend.

The Bank of Glen Burnie earned the 5-Star Superior Rating from BAUER FINANCIAL Reports, Inc. for the 34th consecutive quarter in April 2009.  This distinction denotes the highest level of strength, safety and performance measured by Bauer and is based on factors such as capitalization, liquidity, loan delinquency rate and historical performance.  Bauer is the nation’s leading independent bank research firm.

Glen Burnie Bancorp will host its Annual Meeting of Stockholders on Thursday, May 14th at Michael’s Eighth Avenue in Glen Burnie, Maryland.  Registration opens at 1:30 p.m. and the meeting will begin at 2 p.m.

Glen Burnie Bancorp, parent company to The Bank of Glen Burnie®, currently maintains consolidated assets totaling more than $345 million.  Founded in 1949, The Bank of Glen Burnie® is a locally-owned community bank with eight branch offices serving Anne Arundel County.  (www.thebankofglenburnie.com)

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Certain information contained in this news release, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements are subject to certain risks and uncertainties, which could cause the company’s actual results in the future to differ materially from its historical results and those presently anticipated or projected.  For a more complete discussion of these and other risk factors, please see the company’s reports filed with the Securities and Exchange Commission.

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Balance Sheets
(dollars in thousands)

	(unaudited)
	March	December
	31, 2009	31, 2008
Assets

Cash and due from banks	$8,277	$6,960
Interest bearing deposits	8,779	7,884
Federal funds sold	4,602	6,394
Investment securities	68,300	57,949
Common Stock in the Glen Burnie Statutory Trust I	155	155
Loans, net of allowance	237,748	235,133
Premises and equipment at cost, net of accumulated depreciation	3,326	3,099
Other real estate owned	550	550
Other assets	14,363	14,378
Total assets	$346,100	$332,502

Liabilities and Stockholders' Equity

Liabilities:
Deposits	$287,433	$269,768
Short-term borrowings	180	630
Long-term borrowings	27,062	27,072
Junior subordinated debentures owed to unconsolidated subsidiary trust	5,155	5,155
Other liabilities	1,365	1,969
Total liabilities	321,195	304,594

Stockholders' equity:
Common stock, par value $1, authorized 15,000,000 shares; issued and outstanding March 31, 2009 2,675,051; December 31, 2008 2,967,727 shares	2,675	2,968
Surplus	9,137	11,568
Retained earnings	14,315	14,129
Accumulated other comprehensive loss, net of tax	(1,222)	(757)

Total stockholders' equity	24,905	27,908

Total liabilities and stockholders' equity	$346,100	$332,502

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Statements of Income
(dollars in thousands, except per share amounts)

	Three Months Ended
	March 31,
	(unaudited)
	2009	2008

Interest income on
Loans, including fees	$3,766	$3,373
U.S. Treasury and U.S. Government agency securities	373	564
State and municipal securities	330	347
Other	64	129
Total interest income	4,533	4,413

Interest expense on
Deposits	1,269	1,222
Junior subordinated debentures	137	137
Long-term borrowings	262	188
Short-term borrowings	-	1
Total interest expense	1,668	1,548

Net interest income	2,865	2,865

Provision for credit losses	150	55

Net interest income after provision for credit losses	2,715	2,810

Other income (loss)
Service charges on deposit accounts	170	191
Other fees and commissions	179	199
Other non-interest income (loss)	(1)	3
Income on life insurance	68	68
(Losses) gains on investment securities	(2)	7
Total other income	414	468

Other expenses
Salaries and employee benefits	1,532	1,589
Impairment of securities	30	-
Occupancy	232	229
Other expenses	825	835
Total other expenses	2,619	2,653

Income before income taxes	510	625

Income tax expense	55	89

Net income	$455	$536

Net income per share of common stock	$0.16	$0.18

Weighted-average shares of common stock outstanding	2,932,076	2,996,496